EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 11 April 2019

9 April 2019	Director/PDMR Shareholding
2 April 2019	Director/PDMR Shareholding
1 April 2019	Total Voting Rights

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

11 April 2019	National Grid updates its 2018/19 technical guidance ahead of entering close period on 16 April 2019
8 April 2019	Board Change
5 April 2019	Director Other Appointment
15 March 2019	National Grid Responds to RIIO T2 Consultation